The Annual General Meeting will be held on

August 3rd. at 10.00am

609 Granville St, Suite 950 Canaccord Tower Vancouver , B.C.

Cover photo is of drilling on the Caballo Blanco property.

Of cers:
Duane Poliquin, P.Eng., President
Dione Bitzer, CMA, Chief Financial Of cer
Directors:
Duane Poliquin, P.Eng.
Morgan Poliquin, P.Eng, M.Sc.
James E. McInnes, B.Sc., LLB.
Jack McCleary, B.Sc., P.Geol.
Gerald Carlson, Ph.D., P.Eng
Joe H. Montgomery, Ph.D., P.Eng
Don Lorimer
Stock Exchange Listings:
Toronto Stock Exchange Symbol (TSX): AMM
American Stock Exchange Symbol (AMEX): AAU
Corporate Of ces:
1103-750 West Pender Street
Vancouver, BC, V6T 2T8
Ph: (604) 689-7644
Fax: (604) 689-7645
info@almadenminerals.com
www.almadenminerals.com
Registrar and Transfer Agent:
Paci c Corporate Trust Co.
Paci c@pctc.com
Suite 200, 510 Burrard Street
Vancouver, BC, V6C 3B9
Bank:	TD Canada Trust
Legal Counsel:	William J. Worrall, Q.C.
Auditors:	Deloitte and Touche
2800-1055 Dunsmuir Street
Vancouver, BC, V7X 1P4

Dear Shareholders:

We have had another year of solid progress in your company. In 2006 our total current assets doubled to $20,991,279. In addition, in reading Note 4 of the nancial statements, you will note that the gold still held from mining operations at Siwash was valued at $1,185,600 at year end but is carried in current assets at cost which is only $274,768. So the Company is on a more stable footing than ever before with signi cant investment income from our current assets and property payments offsetting much of our exploration and overhead expenses. This allows us to con dently continue our aggressive exploration efforts.

Exploration was also rewarding during 2006. We had excellent drill results on our Caballo Blanco and Elk projects as well as very good progress on several other properties. Subsequent to year end, we reacquired a 100% interest in the Caballo Blanco property and then re optioned it to Canadian Gold Hunter Corp. That company is well nanced and has the expertise that discovered the giant Veladero gold deposit in Argentina, which deposit occurs in the same type of geology as that found at Caballo Blanco. The economics of our Elk project is currently being reviewed by our in house staff and an external consulting group. Further development will be guided by this review.

We have some new joint ventures such as that for the exciting Viky silver property in Coahuila, Mexico, and several existing joint ventures will be very active during this year. In all, we expect drill programs on at least 9 properties in which we have an interest.

We will continue with our business plan of identifying exciting new gold silver and copper projects in the western half of North America and then nding good joint venture partners to develop these. When they are dealt we are free to go out to seek new opportunities and expose our shareholders to more possible discoveries than if we explored each property within the company. Your management’s aim is not to grow Almaden into a much larger entity, but rather to be the best prospecting organization there is and our goal remains to deliver to our shareholders the large capital gain that goes with discovery of a new mineral deposit.

It was my pleasure to meet a number of you at recent investment conferences. The range of professions and background of investors in Almaden is really quite amazing. One question that was posed several times was “when will the stock go up?” That is hard to answer, but I am con dent our stable nancial position, excellent prospects and anticipated drill programs, have placed us in an excellent position to achieve our stated goal.

Thank you for your support.

Sincerely,

Duane Poliquin, P.Eng. President

Dear Shareholders:

It is a pleasure to report to you on the exploration developments over the past year. Mexico continued to be the principle focus of our company with multiple regional exploration programs completed and still underway over large portions of the country. Your company views exploration as an ongoing process of research and development which at any point can result in discovery. We carry out meticulous eld work and sample collection in remote locations and combine these efforts with academic level analytical procedures to guide and increasingly re ne our search process. This investment in time is the only means of nding new mineral deposits and we now have years of local knowledge under our belts, re ning our efforts. We have proven that this process works in identifying new and previously unrecognized mineral projects. We maximize our exposure to success and mitigate the risk of development through joint venture partnerships. Since the last annual meeting, we were able to form three new joint venture agreements on Mexican properties including a deal with Apex Silver Mines Ltd. on our Viky silver-lead-zinc prospect, Consolidated Spire Ventures Ltd. on our Yago project and Canadian Gold Hunter Corp. on our Caballo Blanco project. We expect drilling on all three of these projects in 2007 as well as on our Tuligtic porphyry prospect (optioned to Pinnacle Mines Ltd.) and our Bufa gold prospect (optioned to Lincoln Gold Corp.).

A stream sediment survey was completed in northern Mexico with then JV partner JOGMEC. While JOGMEC elected not to continue regional exploration with Almaden, various exciting anomalies resulted from this program which will be followed up by Almaden in the near future. Also completed in early 2007 was a large helicopter-borne prospecting program the results of which we look forward to reporting on very shortly. This program was designed to identify new prospects and was successful in doing so with ground acquisition presently underway.

We expect our partners exploring our British Columbia prospects to be no less aggressive with drilling planned on the Merit property (optioned to Williams Creek Explorations Ltd.) and the Skoonka Creek project (joint venture with Strongbow Explorations Ltd.).

Our strength as a company is our ability to nd and develop new mineral projects that have the potential to be mines. Our continued generative exploration has paid dividends in the past and continues to do so as our partners develop our properties, exposing Almaden shareholders to the capital gain of discovery at no cost. While these projects are being developed and drilled by our partners, offering the exciting immediate potential of capital gain through discovery, in the background our ongoing research and grassroots programs will result in the next generation of properties for similar development. Your exploration team is not short on ideas and will continue with our proven formula of creating value by turning them into mineral property assets through our form of research and development: exploration.

Yours truly,

Morgan Poliquin, COO

MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and nancial condition of Almaden Minerals Ltd. (the “Company” or “Almaden”) and should be read in conjunction with the audited consolidated nancial statements for the year ended December 31, 2006 and related notes contained in the annual report. The date of this management’s discussion and analysis is March 8, 2007. Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.almadenminerals.com.

Business of Almaden

Almaden is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit with focus on Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a pro t or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Trends

The previous period of low metal prices led to low market capitalizations and major mining companies found it was easier to grow by merger or acquisition or by purchasing mines rather than explore for them. This, in turn, lead to downsizing of major mining company exploration staffs and many professionals took early retirement or left the industry to pursue other careers. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not allowed. Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world. These issues tend to restrict the areas where mineral exploration and development of new mines can occur. This should make areas permissive to exploration more attractive. As a result of these trends, there are few good gold-silver projects in the pipeline and a shortage of experienced explorationists. With current high metal prices and increasing demand, especially from Asia, supply dif culties may occur in the future and there is a discernible need for good exploration projects based on sound geological work.

Risks and uncertainties

The Company is subject to a number of risks and uncertainties, the more signi cant of which are discussed below. Additional risks and uncertainties not presently known to the Company may impact the Company’s nancial results in the future.

Industry

Almaden is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Reserve and mineralization estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices

The price of gold is affected by numerous factors beyond the control of the Company including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore all have the same or similar price risk factors.

Cash flows and additional funding requirements

Almaden currently has no revenues from operations. If any of the Company’s exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest in the projects, or be reduced to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, sale of marketable securities, sale of equity capital or the offering of an interest in its projects to another party. The Company presently has suf cient nancial resources to undertake all of its currently planned exploration programs.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can impact cash ows. The exchange rate has varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact nancial results. The Company does not engage in currency hedging to offset any risk of exchange rate uctuation.

Environmental

Almaden’s exploration and development activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.

Laws and regulations

Almaden’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, its advisors, its employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal council in both Mexico and the United States.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in Canada may affect the Company’s properties in this jurisdiction in the future.

Possible Dilution to Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the nancing of its business by the issuance of securities of the Company and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. The Company usually seeks joint venture partners to fund in whole or in part exploration projects. This dilutes the Company’s interest in properties it has acquired. This dilution of interest in properties is done to spread or minimize the risk and to expose the Company to more exploration plays but means that any pro t that might result from a possible discovery would be shared with the joint venture partner. There is no guarantee that the Company can nd a joint venture partner for any property.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of March 8, 2007 there were share purchase options outstanding allowing the holders of these options to purchase 4,356,691 shares of common stock and share purchase warrants outstanding allowing the holders to purchase 370,541 shares of common stock. Directors and of cers of the Company hold 3,781,691 of the share purchase options. An additional 575,000 share purchase options are held by employees and consultants of the Company. Directors and of cers of the Company hold 29,500 of the share purchase warrants. An additional 10,000 share purchase warrants are held by employees of the Company.

Trading Volume

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, nancial results, and other factors could have a signi cant effect on the price of the Company’s shares.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company’s. Many of the mining companies with which the Company competes have operations and nancial strength greater than that of the Company.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of Interest

Some of the Company’s directors and of cers are directors and of cers of other natural resource or mining-related companies. These associations may give rise from time to time to con icts of interest. As a result of such con ict, the Company may miss the opportunity to participate in certain transactions.

Exploration projects - Canada

Siwash Gold Deposit

The Company’s 2006 eld program for it’s wholly owned Siwash gold mine in B.C. included geochemical surveys, diamond drilling, environmental studies. Deposit modeling was also undertaken. The eld program began in June and in October the drill program was expanded a further 2,500 meters. The increased drilling was focused on near surface portions of the WD vein. The 2006 drilling results were released in January 2007. These con rmed the narrow high grade nature of the deposit. Deposit modeling was also undertaken. During 2006, $1,376,941 was spent on exploration on the property. A mining engineer has been contracted to study options and requirements for further development of the project. The Company currently plans to complete the deposit model, update the resource calculation and undertake a block model and scoping study at an estimated cost of $50,000, following which further budgeting may be required.

Ponderosa Gold Project

The Ponderosa property was staked and is held 100% by Almaden. The property is within the Spences Bridge Group volcanic assembly near Merritt, B.C. The 2006 summer eld program consisted of geochemical soil sampling and prospecting and resulted in the discovery of a new vein system containing gold values. During 2006, $76,315 was spent on exploration of the project. A follow up work program is planned for 2007 but has not yet been de ned. Several parties have expressed interest in optioning the property.

PV Gold-Silver Project

The PV property was staked by Almaden and optioned to Consolidated Spire Ventures Ltd. (“Spire”) on terms whereby Spire could earn a 60% interest by spending $1.3 million on exploration by December 31, 2007 and issuing 600,000 shares to Almaden by January 10, 2007 (received). In October 2006, Spire advised that it had earned a 60% interest and the Company agreed to sell Spire the remaining 40% interest for a total of three million shares - two million shares issuable immediately, one million shares in one year, a 2% NSR and a further one million shares on start of production.

Skoonka Creek Gold-Silver Project

The Skoonka Creek property was staked by Almaden and optioned to Strongbow Exploration Inc. (“Strongbow”) on terms whereby Strongbow could earn a 60% interest in the property by spending $4 million on exploration and issuing 1,000,000 shares to Almaden by December 31, 2010. Subsequent to encouraging drill results in the fall of 2005, Strongbow completed fteen drill holes for a total of 2,545 metres in the spring of which twelve holes were on the JJ prospect. A further three holes were completed on the Discovery area. A 2006 summer eld program of geochemical sampling, geological mapping and geophysical surveys was undertaken. At the end of September, Strongbow advised it had earned a 51% interest in the property by issuing a total of 600,000 shares and incurring exploration expenditures of $2,000.000. A secondary option to earn a further 9% interest for a total of 60% was terminated. A formal joint venture agreement will be negotiated. Almaden contributed $226,793 (49%) to a fall drill program which intersected low gold values across narrow widths but con rmed continuity of the zone. Although a 2007 work program is anticipated, the Company has not yet received a formal budget proposal from Strongbow.

Nicoamen River Gold-Silver Project

The Nicoamen River property was staked in 2004 and is held 100% by Almaden. The property was optioned to Tanqueray Resources Ltd. (“Tanqueray”) on terms whereby Tanqueray can earn a 60% interest in the property by spending $4 million on exploration and issuing 1,000,000 shares to Almaden by December 31, 2012. During the term of the option agreement, Tanqueray may, at its sole discretion, elect to make cash payments of $150,000 in lieu of each 100,000 share allotment. A report on 2006 work received from Tanqueray reports a soil geochemistry survey identi ed ve gold in soil anomalies. Results from a geophysical survey have not yet been received. A two phase, success contingent program of prospecting and excavator trenching followed by diamond drilling has been recommended. The Company has no planned 2007 exploration program with all work being conducted by Tanqueray.

Merit and Brookmere Gold-Silver Projects

The Merit property was staked in 2004 and is held 100% by Almaden. The property was optioned to Williams Creek Explorations Ltd. (“Williams Creek”) along with the nearby Brookmere property on terms whereby Williams Creek can earn a 60% interest in either or both of these properties by spending $4 million on exploration and issuing 1,000,000 shares to Almaden in staged payments over six years. Geochemical surveys and prospecting were completed on both properties. At Merit, infill soil surveys better de ned the gold anomaly. On the Brookmere property, gold bearing oat was found but not traced to source. The Company has no planned 2007 exploration program with all work being conducted by Williams Creek.

Rock River Coal Project

The Company has a 50% interest in a 187,698 acre coal prospect in the Yukon Territory. During 2006, a limited drill program was undertaken by the Company’s joint venture partner to which the Company advanced $19,190. The Company is waiting for a report of the results but initial reports suggest coal intercepts were narrow.

Exploration projects - Mexico

Fuego Gold-Silver Project

Almaden acquired this property by staking in 2003. The property was optioned to Horseshoe Gold Mining Inc. (“Horseshoe”) under terms whereby Horseshoe has an option to earn a 60% interest by spending US$3 million on exploration and issuing 1,000,000 shares to Almaden by December 31, 2008. In late March 2006, Horseshoe completed a diamond drill program consisting of 15 holes totaling 2,500 meters which con rmed vein and mineralization continuity along roughly 700 meters of strike length. The Company has no planned 2007 exploration program with all work being conducted by Horseshoe.

Caballo Blanco Gold-Silver Project

The Caballo Blanco property is optioned to Comaplex Minerals Ltd. (“Comaplex”) who can earn a 60% interest by spending US$2 million on exploration by January 16, 2007. In late March 2006, Comaplex commenced a diamond drill program on the property. During the quarter ended September 30, 2006, three holes totaling 743.8 metres were completed and the following drill intercepts were calculated from results provided by Comaplex (these are not calculated true widths):

Hole Number	From (m)	To (m)	Interval (m)	Gold
				(g/t)
CB06-01	0	206.65	206.65	0.7
Including	116.00	206.65	92.65	1.0
Including	178.00	206.65	28.65	1.8
Including	178.00	196.00	18.00	2.3
Including	186.00	192.00	8.00	3.7
CB06-02	0	222.00	222.00	0.2
CB06-03	0	230.00	230.00	0.8
Including	0	144.00	144.00	1.0
Including	0	76.00	76.00	1.7
Including	12.00	66.00	54.00	2.0
Including	36.00	62.00	26.00	2.5

In the later half of 2006, Comaplex completed earn-in requirements. Subsequent to the year end, Almaden purchased Comaplex’s interest in the property for US$1,250,000 and made the nal payment of US$210,000 to the underlying owner. The Company now holds a 100% interest in the property subject to a sliding scale NSR. The Company started a work program to include surface geochem, geophysics and geological to de ne drill targets.

San Carlos Copper-Gold Project

The San Carlos property was optioned to Hawkeye Gold and Diamond Inc. (“Hawkeye”) who completed a short drill program early in the year. Results were not encouraging to Hawkeye and their option for the property was relinquished. The Company has agreed to purchase a 2% NSR royalty on the San Jose claim for US$20,000 and 25,000 share purchase warrants exercisable at a price of $3.00 per share for three years. The Company is planning to seek a new partner for this project.

Japan Oil, Gas and Metals National Corporation (“JOGMEC”) Joint Venture

During 2005, the Company entered into a joint venture agreement with JOGMEC. The regional joint venture program is to consist of grassroots exploration for base metal deposits over a selected area in Mexico. JOGMEC will contribute US$700,000 to this program to be spent by March 31, 2007. During 2006, the second earn in period was extended to September 30, 2007. JOGMEC can acquire a 60% interest in any mineral property acquired during the course of the exploration program (“designated property”) by incurring an additional US$500,000 of exploration expenditures for each designated property. Any property identi ed by the program, but not selected as a designated property, shall be 100% owned by the Company. An initial program of helicopter supported stream silt sampling was conducted in the rst quarter of 2006. Results are considered to be encouraging. In December 2006, JOGMEC undertook a site visit. A further site visit is required by JOGMEC to determine the nature of ongoing work.

In addition to the exploration joint venture, JOGMEC may earn a 60% interest in the Company’s Santa Isabela property by incurring exploration expenditures totaling US$1.5 million by September 30, 2008. Roughly 400 meters away from the location of a hole drilled in 2005, IP geophysics identi ed an area of highly elevated chargeability responses. This area was tested by one drill hole in 2006 with no signi cant values intercepted.

Viky Silver-Lead-Zinc Project

The Company completed a geochemical soil sampling and IP geophysical survey over part of this 100% owned property in central Mexico. Signi cant coincident anomalies have been found and geological mapping is being planned. During 2006, $104,045 was spent on acquisition and $137,667 on exploration of the project. Subsequent to the year-end, the property was optioned to Apex Silver Mines Ltd. (“Apex”) under terms whereby Apex has an option to earn a 60% interest by spending US$5.6 million on exploration and making cash payments of US$1.35 million to Almaden over 5 years.

Erika Gold-Silver Project

The Company completed a geochemical soil survey of this property. Results indicated several anomalous areas. During 2006, $226,555 was spent on exploration of the project. A eld trip is planned to determine the signi cance of the anomalies before further work programs are designed.

Tuligtic Copper-Gold Project

The Company optioned this wholly owned project to Pinnacle Mines Ltd. (“Pinnacle”) on terms whereby Pinnacle can earn a 60% interest by spending US$6 million on exploration and issuing 1,000,000 shares to Almaden within 6 years. A eld program carried out by Almaden identi ed both a porphyry copper and an epithermal gold target. Almaden spent $133,102 on exploration of the project during 2006. The Company has no planned 2007 exploration program with all work being conducted by Pinnacle.

Bufa Gold-Silver Project

The Company is re-negotiating the option with Lincoln Gold Corporation (“Lincoln”). The Company has no planned 2007 exploration program with all work being conducted by Lincoln.

Selected financial information

The following selected annual nancial information is derived from the audited consolidated nancial statements for the three most recently completed nancial years and is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

	Years ended December 31
	2006	2005	2004
Total revenues	$836,931	$246,441	$138,869
Net loss	4,268,775	1,095,215	3,065,803
Net loss per share	0.10	0.03	0.11
Income on mineral property options	527,811	912,795	104,027
Write-down of interests in mineral properties	1,125,334	567,658	903,358
Stock option compensation	2,488,900	213,600	1,234,783
Working capital	20,242,376	9,374,074	4,659,617
Total assets	28,719,562	16,366,755	10,215,275

Results of operations

The Company’s operations during the year ended December 31, 2006 produced a net loss of $4,268,775 or $0.10 per share (2005 – $1,095,215 or $0.03 per share). The increase in net loss is primarily due to the $2,488,900 non-cash expense of stock-based compensation recognized for stock options granted during the year (2005 - $213,600). This expense is directly related to, and uctuates based on, the number of stock option granted during any period.

The Company has no revenue from mining operations. Revenue consists primarily of interest income and the recovery of value-added tax in Mexico. Interest income increased signi cantly during 2006 due to the higher cash balances available for investment. The higher cash balances are mainly the result of share purchase warrants exercised during the year due to an early expiry provision contained in warrants issued in November 2005 which was effected during 2006. The recovery of value-added tax in Mexico has been steadily increasing over the past several years although the Company can not be certain this will continue to be the trend.

General and administrative expenses were $1,195,495 in the year ended December 31, 2006 (2005 - $859,040). This increase is primarily due to the increase in insurance premiums to $65,884 (2005 - $8,484) due to the addition of Directors and Of cers Liability Insurance required because of increased responsibility under new regulatory requirements and coverage on the Company’s expanded operations. Professional fees and compliance costs increased to $257,240 and $49,849 respectively (2005 - $197,369 and $0 respectively) due to increased regulatory requirements placed upon public companies listed in Canada and the United States. Rent increased to $140,298 (2005 – $106,754) due to an expansion of our premises to accommodate the Company’s increased activities. Travel and promotion costs increased to $169,649 (2005 - $126,030) due to the Company’s participation in the Vancouver Resource Investment Conference, the Prospectors and Developers Association Conference in Toronto, the Precious and Base Metals Investor Conference in New York and the New Orleans Investment Conference. A trip was undertaken by the President to meet with various fund managers in France and the Company engaged Roth Investor Relations Inc. of New Jersey who organized a presentation to various fund managers and stock brokers in San Francisco. The Company also retained Casey Research for a sponsored pro le on the Kitco Casey website during the year.

General exploration costs were $718,191 in the year ended December 31, 2006 (2005 - $829,415). The decrease was primarily due to less regional exploration being undertaken in Mexico.

Income on mineral property options consists of equity securities received pursuant to mineral property option agreements and re ect the excess of the market value at the time of receipt over the carrying value of the property. During 2006, this income primarily re ects the Company selling its remaining 40% interest in the PV property to Consolidated Spire Ventures Ltd. for 2 million shares upon signing of the agreement. During 2005, this income primarily re ected the Company completing an agreement with Ross River Minerals Inc. to sell 100% of its right, title and interest in the El Pulpo prospect for 2.2 million shares.

Signi cant non-cash items include income on mineral property options and the stock-based compensation recognized for stock options granted discussed above and the write-down of interests in mineral properties which uctuates year to year based on management’s evaluation of the carrying value of each mineral property interest held at that time.

In the year ended December 31, 2005, a future income tax recovery of $302,240 was recorded upon the adoption of the recommendations of Emerging Issues Committee – 146 with respect to ow-through shares. For all ow-through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding increase to de cit on the date the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expense. The future income tax recovery relating to ow-through shares issued during Fiscal 2006 will be recognized when renounced in the rst quarter of Fiscal 2007.

Liquidity and capital resources

At December 31, 2006, the Company had working capital of $20,242,376 (2005 - $9,374,074) and cash and cash equivalents of $18,796,956 (2005 - $7,961,050). The signi cant increase in cash and working capital is due to private placement nancings and the exercise of share purchase warrants and stock options during the year. In addition, the value of the Company’s inventory of gold bullion (1,597 ounces) at December 31, 2006 was $1,185,600 - $910,832 above book value and the market value of equity securities at December 31, 2006 was $1,699,597 - $380,455 above book value. These values differ from the GAAP based carrying value on the balance sheet which is at the lower of cost or market. Should the Company dispose of all its equity securities at one particular time, it may not realize this market value. Instead, the Company disposes of equities when favorable market conditions exist for any of its holdings. Also, included in working capital is a liability arising from the contingent obligation in the event the Company is unsuccessful in its appeal of assessed additional mineral tax for prior years. On June 22, 2005, a petition was led on behalf of the Company in the Supreme Court. The matter will proceed to British Columbia Supreme Court. The Company is waiting for the scheduling of the hearing. The Company expects its cash resources to be suf cient to meet its working capital and mineral exploration requirements for at least the next year. The Company has no long-term debt.

Cash used for operating activities during 2006 was $743,843 (2005 - $1,576,196) after adjusting for the non-cash activities. Signi cant non-cash expenses are discussed above.

Cash ows from nancing activities during 2006 were $13,949,980 (2005 - $7,227,921). The source of cash is from the issuance of shares pursuant to private placements, net of share issuance costs ($1,968,413), the exercise of share purchase warrants ($11,082,959) and the exercise of stock options ($898,608).

Cash used for investing activities during 2006 was $2,370,231 (2005 – 1,816,381). Proceeds from the sale of equity securities were $806,039. The Company invested $247,575 in property, plant and equipment (2005 - $804,146), primarily the purchase of three vehicles to be used in exploration ($89,251) and IP equipment for undertaking geophysical surveys ($44,340). During 2006, investments of $2,973,501 were made in mineral properties interests (2005 – $1,459,485). The most signi cant investment was in a drill program undertaken and further exploration data processing, technical studies and engineering conducted on the Elk property in British Columbia. Further investments was made in the acquisition of the Viky property in Mexico and an IP geochemical soil survey undertaken, a program of detailed prospecting, soil sampling, trenching, drilling and reclamation conducted on the Skoonka Creek property in British Columbia and a large geochemical soil survey conducted on the Erika property in Mexico. Various other prospects were staked and explored in British Columbia and Mexico. Attached to this management’s discussion and analysis is a schedule of acquisition and deferred exploration expenditures on the Company’s material properties during the year. Investments in mineral properties interests are net of any proceeds received from option agreements and costs recovered.

Contractual commitments

The Company is committed under an operating lease for its of ce premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2011. The Company is committed to the nal acquisition payment of US$210,000 in 2007 for the Caballo Blanco property (paid). The Company is also committed to making the nal acquisition payment of U.S.$20,000 for the As de Oro claim in 2007 and to making acquisition payments of U.S.$10,000 in each of 2007, 2008 and 2009 for the Gallo de Oro claim. The Company does have government requirements in work and/ or taxes to maintain other claims held. The decision to keep or abandon such claims is not contractual but at the discretion of the Company. All other property option payments on the Company’s projects have been assumed by third parties who are earning their interests in the projects. The following table indicates the total aggregate contractual commitments for each period.

	2007	2008	2009	2010	2011	Thereafter
Office lease	$48,800	$48,800	$59,100	$60,100	$5,000	-
Property acquisition	$280,800	$11,700	$11,700

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements other than disclosed above.

Critical accounting estimates

The Company capitalizes all costs relating to the acquisition, exploration and development of its mineral properties. All income from mineral property options is credited against the cost of the property. Should commercial production commence, these cost will be amortized. When a property is abandoned or when there is indication of impairment, all related costs are charged to operations.

The Company compares the carrying value of its property, plant and equipment to estimated net recoverable amounts. Should the assets’ carrying value exceed its estimated recoverable amount, all amounts related to the impairment are charged to operations.

The Company’s nancial assets and liabilities are cash and cash equivalents, accounts receivable and prepaid expenses, marketable securities, inventory, accounts payable and mineral taxes payable. The fair values of these nancial instruments are estimated to be their carrying values due to their short-term nature. Cash and cash equivalents includes short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award’s vesting period. The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can signi cantly affect the fair value estimate.

Changes in accounting principles Financial instruments

During 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued new accounting standards dealing with the recognition, measurement and disclosure of nancial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA handbook. The CICA issued the following handbook sections: Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3251, Equity.

These sections specify when a nancial instrument is to be recognized on the balance sheet. These sections require a nancial instrument to be measured at fair value or using cost-based measures, establish how gain and losses are recognized and presented, including introducing comprehensive income; specify how hedge accounting is applied; and establish new disclosures about an entity’s accounting for designated hedging relationships and the methods and assumptions applied in determining fair values.

The standards require that all nancial assets be classi ed as trading, available for sale, held to maturity or loans and receivables. In addition the standards require that nancial assets, including derivatives, be measured at fair value on the balance sheet with the exception of loans, receivables and investments classi ed as held to maturity which will be measured at amortized cost. Changes in the fair value of available-for-sale securities will be reported within a new statement of Other Comprehensive Income (“OCI”), until the nancial asset is derecognized or becomes impaired. Changes in the fair value of trading securities are recorded directly into income. Financial liabilities are classi ed as trading or at amortized cost.

The Company will use the following methods and assumptions to estimate the fair value of its nancial instruments as of January 1, 2007:

Cash – The carrying amount recorded on the balance sheet approximates fair value.

Cash equivalents - Treasury Bills and Bankers Acceptances which were previously classi ed as cash equivalents will now be classi ed as held to maturity. The carrying amount recorded on the balance sheet approximates fair value due to the short term nature of these instruments.

Accounts receivable – The carrying amount reported on the balance sheet approximates fair value due to the short term nature of these instruments.

Marketable securities – Marketable securities are now classi ed as available for sale and will be measured at the closing bid price for publicly listed securities with unrealized gains/losses being recorded through Other Comprehensive Income until the nancial instrument is impaired or is derecognized.

Reclamation deposit – The amount reported on the balance sheet approximates fair value due to the short term nature of these instruments.

Accounts payable – The carrying amount reported on the balance sheet approximates fair value due to the short term nature of these instruments.

The new standards will be effective for the Company’s 2007 nancial year. Management is of the opinion that the primary impact on the Company of the new standards will be accounting for marketable securities at their fair value on the balance sheet and recognition of the movement in unrealized gains/losses on marketable securities in Other Comprehensive Income. The adoption of these standards will result in the reporting of marketable securities at a fair value of $1,615,372 at December 31, 2006 with an estimated adjustment to increase opening accumulated other comprehensive income by $296,230 as of January 1, 2007.

Summary of selected quarterly information
	Quarter Ended (unaudited)
	2006
	March 31	June 30	September 30	December 31
Total revenues	$122,928	$120,434	$322,518	$271,051
Net loss	426,568	638,236	2,620,044	583,927
Net loss per share	0.01	0.02	0.06	0.01
Income on mineral property	36,548	61,878	196,080	233,305
options
Total assets	19,464,360	27,741,946	28,181,386	28,719,562
	Quarter Ended (unaudited)
	2005
	March 31	June 30	September 30	December 31
Total revenues	$28,727	$66,155	$75,729	$75,830
Net loss (income)	162,899	477,691	(288,235)	742,860
Net loss (income) per share	0.00	0.02	(0.01)	0.02
Income on mineral property	113,522	3,527	689,423	106,323
options
Total assets	10,212,087	10,050,122	11,797,329	16,366,755

During the quarter ended December 31, 2006, the Company’s operations produced a net loss of $583,927 or $0.01 per share (2005 – $742,860 or $0.02 per share). This decrease in net loss was primarily due to higher revenues, primarily increased interest income earned on higher cash balances. The increase in income on mineral property options was primarily due to the Company’s selling its 40% interest in PV property to Consolidated Spire Ventures Ltd.

General and administrative costs increased by $352,816 during the quarter ended December 31, 2006 (2005 - $276,013) primarily due to an increase in insurance costs, compliance with regulatory requirements, rent and travel and promotion. General exploration expenses were $233,217 during the quarter ended December 31, 2006 (2005 - $357,998). This decrease is primarily due to less regional exploration being undertaken in Mexico when compared to the quarter ended December 31, 2005.

Cash from operating activities during the quarter ended December 31, 2006 was $198,570 (2005 – $1,231,495 cash used in operating activities). Signi cant changes in non-cash items include income tax recovery and deferred exploration advances. There was no future income tax recovery recorded during the quarter ended December 31, 2006 (2005 - $302,240). The recovery will be recognized when renounced in the rst quarter of 2007. In the quarter ended December 31, 2006, there were no exploration advances deferred (2005 - $364,183) on funds received in advance of exploration.

Cash from nancing activities during the quarter were $1,114,831 (2005 - $6,072,029). The source of cash during the quarter ended December 31, 2006 is primarily from the completion of private placement nancings of 175,500 units in November 2006 for proceeds of $482,625 before shares issuance costs and 225,000 units in December 2006 for proceeds of $652,500 before share issuance costs.

Cash used for investing activities during the quarter ended December 31, 2006 was $1,026,358 (2005 - $327,199). Signi cant items include the investment in mineral properties.

Outstanding share data

The Company is authorized to issue an unlimited number of common shares without par value. As at March 8, 2007, there were 44,066,047 outstanding common shares compared to 38,605,452 outstanding shares at March 8, 2006.

On July 21, 2006, the Company closed a private placement of 325,000 units at a price of $2.80 per unit for proceeds of $910,000 before share issue costs. Each unit consists of one ow-through common share and one-half of a non- ow-through common share purchase warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $3.00 per share until July 21, 2008. A commission was paid to Odlum Brown Ltd. by way of 2,572 Units and $8,043 cash. The proceeds were used for drilling at the Elk property and other exploration in British Columbia.

On November 15, 2006, the Company closed a private placement of 175,500 units at a price of $2.75 per unit for proceeds of $482,625 before share issue costs. Each unit consists of one ow-through common share and one-half of a non- ow-through common share purchase warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $2.85 per share until November 15, 2007. A commission was paid to Odlum Brown Ltd. by way of 2,182 Units and $6,002 cash. The proceeds were used to fund the Company’s share of the drill program undertaken on the Skoonka Creek property in conjunction with Strongbow Exploration Inc. and other exploration in British Columbia.

On December 20, 2006, the Company closed a private placement of 225,000 units at a price of $2.90 per unit for proceeds of $652,500 before share issue costs. Each unit consists of one ow-through common share and one-half of a non- ow-through common share purchase warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $3.00 per share until December 20, 2007. A commission was paid to National Bank Financial Ltd. by way of 4,899 Units and $14,500 cash. The proceeds will be used for exploration in British Columbia and the Northwest Territories.

During the year ended December 31, 2006, the Company received cash proceeds of $1,968,413, net of share issue costs, from private placement nancings, $11,082,959 and $898,608 pursuant to the exercise of share purchase warrants and stock options, respectively. Subsequent to December 31, 2006, 441,792 stock options were exercised for proceeds of $309,506.

The following table summarizes information about share purchase warrants outstanding at March 8, 2007:

Number of warrants	Expiry date	Exercise price
88,841	November 15, 2007	$2.85
4,250	November 16, 2007	$1.78
114,950	December 20, 2007	$3.00
162,500	July 21, 2008	$3.00
370,541

Directors, of cers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan. This plan and its terms are detailed in Note 7(c) to the consolidated nancial statements.

The following table summarizes information about stock options outstanding at March 8, 2007:

Number of shares	Expiry date	Exercise price
50,000	September 5, 2007	$2.92
250,000	February 26, 2008	$0.80
100,000	July 6, 2008	$2.50
581,691	October 7, 2008	$0.45
154,000	December 1, 2009	$0.39
1,126,000	December 14, 2009	$1.67
240,000	June 17, 2010	$1.79
1,855,000	July 6, 2011	$2.50
4,356,691

Related party transactions

A total of $162,515 (2005 - $129,840) was paid to a company controlled by Duane Poliquin, the President of the Company, for geological consulting services and general and administrative services during the year. A total of $86,000 (2005 - $84,000) was paid to a company controlled by Morgan Poliquin, a Director of the Company, for geological consulting services during the year. A vehicle owned by this company was purchased by Almaden for $22,000 in 2005. A total of $5,650 (2005 - $0) was paid to a company controlled by Barry Smee, a Director of the Company, for geochemical consulting services during the year. These amounts are included in general exploration and general and administration. A total of $74,824 (2005 - $62,550) was paid to Dione Bitzer, CMA, an Of cer of the Company for accounting services during the year. This amount is included in professional fees.

Disclosure controls and procedures

As at December 31, 2006, an evaluation was carried out under the supervision of and with the participation of the Company’s chief executive of cer and chief nancial of cer, of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the of cers concluded that as at December 31, 2006, the design and operation of these disclosure controls and procedures are effective at the reasonable assurance level.

Internal controls over financial reporting

The Company’s chief executive of cer and chief nancial of cer have designed, or have caused to be designed under their supervision, internal controls over nancial reporting to provide reasonable assurance regarding the reliability of nancial reporting and the preparation of nancial statements in accordance with GAAP.

Outlook

The Company’s strong cash position will enable it to continue its own exploration efforts in Mexico, the United States and Canada, seeking to identify new projects through early stage grass roots exploration and to manage risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Almaden Minerals Ltd.
Schedule of mineral properties
Acquisition and deferred exploration expenditures
For the year ended December 31, 2006

	Elk	ATW	PV	Canada Merit	Nicoamen River	Skoonka Creek	MOR
	$	$	$	$	$	$	$
Mineral properties,							
Balance, beginning of year	1,073,978	46,451	48,018	7,434	5,031	24,684	31,524
Additions	1,716				265		
Proceeds from options			-48,018			-1,886	
Recoveries							
Writedown of deferred acquisition costs							
Balance, end of year	1,075,694	46,451	0	7,434	5,296	22,798	31,524
Deferred Exploration Costs							
Balance, beginning of year	2,285,100	165,803	73,919	83,132	43,634	8,322	0
Costs incurred during the year							
Drilling	699,142	65,722				201,367	
Professional/technical fees	157,558			5,662	9,140		
Claim maintenance costs	13,292	6,544			160		
Geochemical	96,371	1,139		8,385	103		
Travel and accomodation	92,094			2,172		69	
Geology, engineering	168,892						
Salaries and wages	77,145	3,590	562	2,506	4,717	1,492	
Supplies & misc.	29,623	23		580			4,131
Geophysical	3,271	975				1,488	
Surface work	18,515	2,526				16,782	
Helicopter							
Reclamation, environmental	21,038					5,594	
Proceeds from options			-492,232	-29,200	-25,000	-235,114	
Recoveries		-3,894		-18,231			
Write-down of deferred exploration costs		-188,879					-4,131
Income on mineral properties			417,751				
	1,376,941	-112,254	-73,919	-28,126	-10,880	-8,322	0
Balance, end of year	3,662,041	53,549	0	55,006	32,754	0	0
Total	4,737,735	100,000	0	62,440	38,050	22,798	31,524

18

Mexico						
Rock River Coal	Caballo Blanco	Viky	Tuligtic	Fuego	San Carlos	Yago	Various Other	Total 2006	Total 2005
$	$	$	$	$	$	$	$	$	$
32,867	542,955	9,294	5,166	1	1	1	114,439	1,941,844	1,825,796
	80,040	104,045				45,932	58,477	290,474	199,959
								-49,904	
	-79,350							-79,350	-83,881
						-45,932	-32,209	-78,141	-32
32,867	543,645	113,339	5,166	1	1	1	140,706	2,024,923	1,941,842
6,472	0	7,695	92,578	0	90,206	0	305,469	3,162,329	2,614,433
19,190				22,461				1,007,882	584,181
	9,013	24,771	34,549	86,126	8,647	9,529	177,873	522,868	299,941
18,770	10,501	27,785	15,824	39,391	70,330	38,192	184,353	425,142	337,014
		36,817	40,073	34,816			168,189	385,892	124,040
	679	7,797	23,330	37,495			82,012	245,648	253,448
							2,247	171,139	243,213
							56,080	146,092	144,279
	1,056	4,987	9,236	18,510	162	1,084	24,007	93,400	67,232
	36	23,727	10,090		648		1,400	41,634	104,061
								37,823	4,082
		11,785					15,827	27,613	16,963
				728				27,360	8,389
			-94,000	-21,000			-128,726	-1,025,272	-1,147,810
	-12,412			-233,036	-33,801		-80,609	-381,982	-836,305
-37,960		-27,785	-15,824		-94,673	-48,805	-605,269	-1,023,326	-565,908
				14,509			83,553	515,813	911,076
0	8,873	109,884	23,278	0	-48,687	0	-19,063	1,217,725	547,899
6,472	8,873	117,579	115,856	0	41,519	0	286,406	4,380,055	3,162,332
39,339	552,518	230,918	121,022	1	41,520	1	427,112	6,404,978	5,104,174

19

Consolidated financial statements of

Almaden Minerals Ltd.

(An exploration stage company)

20

Almaden Minerals Ltd.

(An exploration stage company)

December 31, 2006

Table of contents

Report of independent registered chartered accountants 22

Consolidated balance sheets 23

Consolidated statements of operations and deficit 24

Consolidated statements of cash flows 25

Notes to the consolidated financial statements 26-48

Schedules

1. Consolidated schedules of general and administrative expenses 49
2. Consolidated schedule of share capital since inception 50-52

21

Deloitte.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir S
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of independent registered chartered accountants

To the Shareholders of
Almaden Minerals Ltd.

We have audited the consolidated balance sheets of Almaden Minerals Ltd. (an exploration stage company) as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006 and the cumulative amount from incorporation, September 25, 1980 to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 and the cumulative amount from incorporation, September 25, 1980 to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

As described in Note 16 (c), the consolidated financial statements for the years ended December 31, 2005 and 2004 have been restated.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Deloitte & Touche LLP

Independent Registered Chartered Accountants
March 8, 2007

Member of
Deloitte Touche Tohmatsu

Almaden Minerals Ltd.

(An exploration stage company)

Consolidated balance sheets
as at December 31,

(Expressed in Canadian dollars)

	2006	2005
	$	$
Assets		
Current assets		
Cash and cash equivalents	**18,796,956**	7,961,050
Accounts receivable and prepaid expenses	**600,413**	497,530
Marketable securities (Note 3)	**1,319,142**	1,206,927
Inventory (Note 4)	**274,768**	274,768
Total current assets	**20,991,279**	9,940,275
Property, plant and equipment (Note 5)	**1,246,805**	1,240,806
Reclamation deposit	**76,500**	81,500
Mineral properties (Note 6)	**6,404,978**	5,104,174
Total assets	**28,719,562**	16,366,755
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**369,250**	186,548
Mineral taxes payable (Note 15(a))	**379,653**	379,653
Total current liabilities	**748,903**	566,201
Shareholders' equity		
Share capital		
Authorized		
Unlimited number of common shares without par value		
Issued (Note 7)		
43,624,255 shares - December 31, 2006		
36,192,497 shares - December 31, 2005	**46,655,822**	31,639,259
Contributed surplus (Note 8)	**4,081,471**	2,659,154
Deficit, accumulated during the exploration stage	**(22,766,634)**	(18,497,859)
Total shareholders' equity	**27,970,659**	15,800,554
Total liabilities and shareholders' equity	**28,719,562**	16,366,755

Commitments and contingencies (Note 15)

On behalf of the Board

(Signed) Duane Poliquin
Duane Poliquin, Director

(Signed) James E. McInnes
James E. McInnes, Director

See accompanying notes to the consolidated nancial statements.

Almaden Minerals Ltd.

(An exploration stage company)

Consolidated statements of operations and deficit

(Expressed in Canadian dollars)

	Cumulative amount since incorporation September 25, 1980 to December 31, 2006	2006	Years ended December 31, 2005	2004
	$	**$**	$	$
Revenue				
Interest income	1,583,066	**623,048**	94,821	74,265
Other income	560,298	**213,883**	151,620	64,604
	2,143,364	**836,931**	246,441	138,869
Expenses				
Stock option compensation (Note 7)	10,120,400	**2,488,900**	213,600	1,234,783
General and administrative expenses (Schedule 1)	7,204,967	**1,195,495**	859,040	705,826
Write-down of interests in mineral properties	3,309,775	**1,125,334**	567,658	903,358
General exploration expenses	4,376,863	**718,191**	829,415	539,794
	25,012,005	**5,527,920**	2,469,713	3,383,761
	(22,868,641)	**(4,690,989)**	(2,223,272)	(3,244,892)
Write-down of marketable securities	(775,230)	**(487,110)**	(170,844)	(117,276)
Income on mineral property options	2,254,986	**527,811**	912,795	104,027
(Loss) gain on sale of securities	(1,209,884)	**367,996**	115,240	(117)
Gain (loss) on sale of property, plant and equipment	4,242	**(8,163)**	10,995	(12,800)
Foreign exchange (gain) loss	(172,107)	**21,680**	(42,369)	(133,145)
Loss before income taxes	(22,766,634)	**(4,268,775)**	(1,397,455)	(3,404,203)
Income tax recovery (Note 14)	640,640	**-**	302,240	338,400
Net loss	(22,125,994)	**(4,268,775)**	(1,095,215)	(3,065,803)
Deficit, accumulated during exploration stage, beginning of period	-	**(18,497,859)**	(17,100,404)	(13,696,201)
Renouncement of tax deductibility relating to flow-through shares	(640,640)	**-**	(302,240)	(338,400)
Deficit, accumulated during exploration stage, end of period	(22,766,634)	**(22,766,634)**	(18,497,859)	(17,100,404)
Net loss per share				
Basic and diluted		**(0.10)**	(0.03)	(0.11)
Basic and diluted weighted average number of shares outstanding		**41,351,133**	32,078,779	30,232,499

See accompanying notes to the consolidated nancial statements.

Almaden Minerals Ltd.

(An exploration stage company)

Consolidated statements of cash flows

(Expressed in Canadian dollars)

	Cumulative amount since incorporation September 25, 1980 to December 31, 2006	Years ended December 31, 2006	2005	2004
	$	**$**	$	$
Operating activities				
Net loss	(22,125,994)	**(4,268,775)**	(1,095,215)	(3,065,803)
Items not affecting cash				
Income tax recovery	(640,640)	**-**	(302,240)	(338,400)
Depreciation	789,485	**231,413**	149,477	60,326
Loss (gain) on marketable securities	1,209,884	**(367,996)**	(115,240)	117
Write-down of marketable securities	775,230	**487,110**	170,844	117,276
Income on mineral property options	(1,570,968)	**(527,811)**	(912,795)	(104,027)
Write-down of interests in mineral properties	9,110,892	**1,125,334**	567,658	903,358
Stock-option compensation	4,319,283	**2,488,900**	213,600	1,234,783
Gain on sale of property, plant and equipment	(4,242)	**8,163**	(10,995)	12,800
Other	(64,350)	**-**	(64,350)	-
Write-off of incorporation costs	3,298	**-**	-	-
Changes in non-cash working capital components				
Accounts receivable and prepaid expenses	(605,889)	**(102,883)**	(284,354)	(108,070)
Accounts payable and accrued liabilities	334,148	**182,702**	107,414	29,509
Deferred exploration advances	-	**-**	-	(58,011)
Mineral taxes payable	(669)	**-**	-	-
	(8,470,532)	**(743,843)**	(1,576,196)	(1,316,142)
Financing activity				
Issuance of shares, net of share issue costs	43,873,198	**13,949,980**	7,227,921	2,071,427
Investing activities				
Cash acquired upon business combination	198,131	**-**	-	-
Long-term investment	(1,891,315)	**-**	-	-
Reclamation deposit	-	**5,000**	-	-
Marketable securities				
Purchases	(4,469,914)	**(32,500)**	-	(162,227)
Net proceeds	5,185,310	**806,039**	243,940	184,916
Property, plant and equipment				
Purchases	(2,048,835)	**(247,575)**	(804,146)	(173,747)
Proceeds	64,287	**2,000**	-	-
Mineral properties				
Costs	(15,285,597)	**(2,973,501)**	(1,459,485)	(1,317,435)
Gold sales	362,906	**-**	-	-
Net proceeds	1,282,615	**70,306**	203,310	-
Incorporation costs	(3,298)	**-**	-	-
	(16,605,710)	**(2,370,231)**	(1,816,381)	(1,468,493)
Net cash inflow (outflow)	18,796,956	**10,835,906**	3,835,344	(713,208)
Cash and cash equivalents, beginning of period	-	**7,961,050**	4,125,706	4,838,914
Cash and cash equivalents, end of period	18,796,956	**18,796,956**	7,961,050	4,125,706

Supplemental cash flow information (Note 10)

See accompanying notes to the consolidated nancial statements.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

1. Nature of operations

Almaden Minerals Ltd. (the "Company") is in the process of exploring its mineral properties and has not yet determined whether any of these properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economic recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of mineral properties.

2. Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which in respect of these financial statements are different in some respects from generally accepted accounting principles in the United States of America as discussed in Note 16 and include the following policies:

(a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

Almaden America Inc.	Nevada
Republic Resources Ltd.	British Columbia
Almaden de Mexico, S.A. de C.V.	Mexico
Minera Gavilan, S.A. de C.V.	Mexico
Compania Minera Zapata, S.A. de C.V.	Mexico

(b) Foreign exchange

The functional currency of the Company's subsidiaries has been determined to be the Canadian dollar. U.S. dollar and Mexican peso denominated amounts in these financial statements are translated into Canadian dollars on the following basis:

(i) Monetary assets and liabilities - at the rate of exchange prevailing at the year-end.

(ii) Non-monetary assets - at the rates of exchange prevailing when the assets were acquired or the liabilities assumed.

(iii) Income and expenses - at the rate approximating the rates of exchange prevailing on the dates of the transactions.

(iv) Gains and losses on translation of transactions or balances are credited or charged to operations.

(c) Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days. The cash equivalent at December 31, 2006 is $17,350,666 (2005 - $6,822,431).

(d) Marketable securities

Investment in marketable securities is recorded at the lower of cost and quoted market value.

26

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

2. Significant accounting policies (continued)

(e) *Inventory*

Inventory is valued at the lower of the average cost of mining and estimated net realizable value.

(f) *Property, plant and equipment*

Property, plant and equipment are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment	30%	
Computer hardware and software	30%	
Field equipment	20%	
Furniture and fixtures	20%	
Geological data library	20%	
Mill equipment	30%	
Drill equipment	20%	
Leasehold improvements	20%	straight-line

The Company compares the carrying value of property, plant and equipment to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant. An impairment in value would be indicated if the assets' carrying value exceeds the estimated recoverable amount. During the periods covered by these financial statements there was no indication of impairment.

(g) *Mineral properties*

The Company is in the exploration stage with respect to its investment in mineral claims and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all revenues received against the cost of the related claims. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties and on future production or proceeds of disposition.

(h) *Income taxes*

Future income tax liabilities and future income tax assets are recorded based on differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

27

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

2. Significant accounting policies (continued)

(i) *Income from mineral property options*

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

(j) *Stock-based compensation plans*

The Company accounts for options granted under its fixed stock option plan (Note 7 (c)) using the fair value based method of accounting for stock-based compensation. Accordingly, the fair value of the options at the date of grant is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(k) *Asset retirement obligation*

Effective January 1, 2004, the Company adopted the accounting standard for asset retirement obligations, a standard that applies to future site reclamation costs for the Company's mineral properties. Under this standard, a liability for an asset retirement obligation is initially recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows required to settle the obligation.

The Company has $76,500 of reclamation deposits held with the Ministry of Mines should any asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in British Columbia.

When the Company enters into an option agreement on its mineral properties, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

(l) *Loss per share*

The loss per share is based on the weighted average number of common shares of the Company that were outstanding each year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the "treasury stock method" is used for the assumed proceeds upon the exercise of outstanding stock options and warrants that are used to purchase common shares at the average market price during the year. For the three years ended December 31, 2006, all of the outstanding stock options and warrants are anti-dilutive.

28

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

2. Significant accounting policies (continued)

(m) Use of estimates

The preparation of financial statements in conformity with the Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes and contingencies.

(n) Canadian GAAP developments

(i) Comprehensive Income

Commencing with the Company's 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders' equity arising from unrealized changes in the values of financial instruments. Comprehensive income as prescribed by U.S. GAAP is largely aligned with comprehensive income as prescribed by Canadian GAAP. In the Company's instance, however, there is a difference in other comprehensive income in that U.S. GAAP includes the concept of minimum pension liabilities and the cumulative translation adjustment and Canadian GAAP does not.

(ii) Business Combinations

The proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company's business combinations, if any, with an acquisition date subsequent to the effective date. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests).

(iii) Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the amounts. It also specifies how financial instrument gains and losses are to be presented. Management is currently finalizing its evaluation of the impact of this standard on the Company's Canadian GAAP financial statements.

29

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

2. Significant accounting policies (continued)

(n) Canadian GAAP developments (continued)

(iv) Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. The adoption of this standard is not expected to impact the Company.

(v) Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income for the Company will include holding gains and losses on investments designated as available for sale.

3. Marketable securities

Marketable securities consist of equity securities which are valued at the lower of cost or market. The market value of the securities as at December 31, 2006 was $1,699,597 (2005 - $1,816,560).

4. Inventory

Inventory consists of 1,597 ounces of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at December 31, 2006 is $1,185,600 (2005 - $962,707).

5. Property, plant and equipment

		2006	
	Cost	Accumulated depreciation	Net book value
	$	$	$
Automotive equipment	323,037	164,416	158,621
Furniture and fixtures	130,400	94,444	35,956
Computer hardware	207,888	150,935	56,953
Computer software	50,521	23,761	26,760
Geological data library	65,106	35,883	29,223
Field equipment	269,800	136,905	132,895
Mill equipment	323,264	-	323,264
Leasehold improvements	27,181	7,064	20,117
Drill equipment	643,078	180,062	463,016
	2,040,275	793,470	1,246,805

30

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

5. Property, plant and equipment (continued)

	2005		
	Cost	Accumulated depreciation	Net book value
	$	$	$
Automotive equipment	263,978	138,932	125,046
Furniture and fixtures	111,036	94,132	16,904
Computer hardware	174,559	133,668	40,891
Computer software	30,036	16,681	13,355
Geological data library	65,106	28,577	36,529
Field equipment	208,927	111,290	97,637
Mill equipment	323,264	-	323,264
Leasehold improvements	11,439	3,028	8,411
Drill equipment	643,078	64,309	578,769
	1,831,423	590,617	1,240,806

At December 31, 2006 the mill equipment was not in use. Depreciation will be charged once the equipment is available for use.

31

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

6. Mineral properties

	2006	2005
	$	$
Canada		
Elk		
100% interest in mineral claims in British Columbia which includes the Siwash gold deposit	**4,737,735**	3,359,078
ATW		
Net 37.5% interest in mineral claims near Lac De Gras, Northwest Territories	**100,000**	212,254
PV (Note 6 (e))		
0% interest in mineral claims in British Columbia	**-**	121,937
Merit and Brookmere (Note 6 (f))		
100% interest in mineral claims in British Columbia	**62,440**	90,566
Nicoamen River (Note 6 (g))		
100% interest in mineral claims in British Columbia	**38,050**	48,665
Skoonka Creek (Note 6 (h))		
49% interest in mineral claims in British Columbia	**22,798**	33,006
MOR		
100% interest in minerals claims in the Yukon Territory	**31,524**	31,524
Rock River Coal		
50% interest in 187,698 acre coal prospect in the Yukon Territory	**39,339**	39,339
Mexico		
Caballo Blanco (Note 6 (a))		
Option to purchase interest in mineral claims in Veracruz State	**552,518**	542,955
Viky (Note 6 (i))		
100% interest in mineral claims in Coahuila State	**230,918**	-
Tuligtic (Note 6 (j))		
100% interest in mineral claims in Puebla State	**121,022**	-
Fuego (Note 6 (b))		
100% interest in mineral claims in Oaxaca State	**1**	1
San Carlos/San Jose (Note 6 (c))		
100% interest in the San Carlos and San Jose mineral claims in Tamaulipas State	**41,520**	90,207
Yago (Note 6 (d))		
100% interest in mineral claim in Nayarit State	**1**	1
Interests in various other mineral claims (Note 7 (k))	**427,112**	534,641
	6,404,978	5,104,174

32

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

6. Mineral properties (continued)

The following is a description of the Company's most significant property interests and related spending commitments:

(a) Caballo Blanco

To earn a 100% interest, the Company must issue a total of 200,000 common shares and must pay US$668,500 by March 6, 2007 (amended). The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production. The Company can purchase 50% of this NSR for a fixed payment of US$750,000. As at December 31, 2006, the Company had issued the required 200,000 common shares and paid US$458,500 of this obligation.

During 2003, the Company entered into an agreement with Comaplex Minerals Corp. ("Comaplex"). To earn a 60% interest, Comaplex must keep the property in good standing and incur exploration expenditures totalling US$2,000,000 by January 16, 2007. During 2006, Comaplex completed earn-in requirements.

Subsequent to December 31, 2006, the Company acquired Comaplex's 60% option interest for US$1,250,000 and made the final payment of US$210,000 to the underlying owner. The Company now holds a 100% interest.

(b) Fuego

The Company acquired a 100% interest in the Fuego claim by staking. During 2004, the Company entered into an agreement with Horseshoe Gold Mining Inc. ("Horseshoe"). To earn a 60% interest, Horseshoe must maintain the property in good standing, incur exploration expenditures totalling US$3,000,000 and issue 1,000,000 shares to the Company by December 31, 2008 (amended).

(c) San Carlos

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claim.

During 2004, the Company entered into an agreement with Hawkeye Gold & Diamond Inc. ("Hawkeye"). To earn a 51% interest, Hawkeye had to maintain the property in good standing, pay $45,475, incur exploration expenditures totalling US$2,000,000 by March 15, 2008 and issue a total of 1,250,000 shares to the Company by April 2008 (amended) During 2006, Hawkeye abandoned its interest in the property.

(d) Yago

The Company acquired a 100% interest in the Yago property by staking and purchased a 100% interest in various mineral claims.

Subsequent to December 31, 2006, the Company entered into an agreement with Consolidated Spire Ventures Ltd. ("Spire"). To earn a 60% interest, Spire must incur exploration expenditures totalling US$3,500,000 and issue 800,000 shares to the Company over five years.

33

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

6. Mineral properties (continued)

(e) PV

The Company acquired the PV claims by staking. During 2004, the Company entered into an agreement with Consolidated Spire Ventures Ltd. ("Spire"). To earn a 60% interest, Spire had to incur exploration expenditures totalling US$1,300,000 by December 31, 2007 and issue 600,000 shares to the Company by January 10, 2007. During 2006, Spire completed the earn-in requirements and the Company sold its remaining 40% interest for a total of three million shares, two million shares upon signing and one million shares in one year, a 2% NSR and one million shares on start of production.

(f) Merit and Brookmere

The Company acquired a 100% interest in the Merit and Brookmere properties by staking. During 2006, the Company entered into an agreement with Williams Creek Explorations Limited ("Williams Creek"). To earn a 60% interest in either or both of these properties, Williams Creek must incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2012.

(g) Nicoamen River

The Company acquired a 100% interest in the Nicoamen River property by staking. During 2006, the Company entered into an agreement with Tanqueray Resources Ltd. ("Tanqueray"). To earn a 60% interest, Tanqueray must incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2012.

(h) Skoonka Creek

The Company acquired a 100% interest in the Skoonka Creek property by staking. During 2005, the Company entered into an agreement with Strongbow Exploration Inc. ("Strongbow"). To earn a 51% interest, Strongbow incurred exploration expenditures of $2,000,000 and issued 600,000 shares to the Company. A formal joint venture agreement will be negotiated.

(i) Viky

The Company acquired a 100% interest in the Viky property by staking and purchased a 100% interest in three additional mineral claims. Subsequent to December 31, 2006, the Company entered into an agreement with Apex Silver Mines Limited ("Apex"). To earn a 60% interest, Apex must incur exploration expenditures of US$5,600,000 and make cash payments of US$1,350,000 to the Company over five years.

(j) Tuligtic

The Company acquired a 100% interest in the Tuligtic property by staking. During 2006, the Company entered into an agreement with Pinnacle Mines Ltd. ("Pinnacle"). To earn a 60% interest, Pinnacle must incur exploration expenditures of US$6,000,000 and issue 1,000,000 shares to the Company by August 9, 2012.

34

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

6. Mineral properties (continued)

(k) *Japan Oil, Gas and Metals National Corporation Joint Venture*

On July 29, 2005, the Company entered into a joint venture agreement with Japan Oil, Gas and Metals National Corporation ("JOGMEC"). The regional joint venture program is to consist of grassroots exploration for base metal deposits over a selected area in Mexico. JOGMEC will contribute US$700,000 to this program with US$300,000 of exploration expenditures to be incurred by March 31, 2006 and the remainder by September 30, 2007. JOGMEC can acquire a 60% interest in any mineral property acquired during the course of the exploration program ("designated property") by incurring an additional US$500,000 of exploration expenditures for each designated property. Any property identified by the program, but not selected as a designated property, shall be 100% owned by the Company (amended).

In addition, JOGMEC may earn a 60% interest in the Company's Santa Isabela property by incurring exploration expenditures totaling US$1,500,000 by September 30, 2008.

(l) *BHP Billiton Joint Venture*

On May 9, 2002, the Company entered into a joint venture agreement with BHP Billiton World Exploration Inc. ("BHP") to undertake exploration in eastern Mexico. During 2006, BHP terminated the agreement.

(m) *Other*

(i) Bufa

The Company acquired a 100% interest in the La Bufa claim by staking. During 2005, the Company entered into an agreement with Lincoln Gold Corp. ("Lincoln"). To earn a 60% interest, Lincoln must incur exploration expenditures of US$3,000,000 and issue 450,000 shares to the Company over five and a half years. If production is achieved, Lincoln must then issue an additional 100,000 shares to the Company.

(ii) Campanario

The Company acquired a 100% interest in the Campanario claim by staking. During 2005, the Company entered into an agreement with Consolidated Spire Ventures Ltd. ("Spire"). To earn a 60% interest, Spire must incur exploration expenditures of $3,500,000 and issue 700,000 shares to the Company by October 31, 2011 (amended) .

(iii) Gallo de Oro

During 2004, the Company entered into an agreement to acquire a 100% interest in the As de Oro claim. To earn its interest, the Company must pay US$50,000 by 2007. At December 31, 2006, US$30,000 of this obligation had been paid. During 2006, the Company entered into an agreement to acquire a 100% interest in the Gallo de Oro claim. To earn its interest, the Company must pay US$50,000 by October 30, 2009. At December 31, 2006, US$20,000 of this obligation had been paid.

35

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

7. Share capital

(a) The changes in issued shares for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Number	Amount
		$
Balance, December 31, 2003	27,627,079	21,476,722
For cash pursuant to private placements	1,722,250	2,553,913
For cash on exercise of share purchase warrants	1,503,438	1,088,919
For cash on exercise of stock options	290,000	128,030
Contributed surplus on exercise of stock options	-	10,954
Balance, December 31, 2004	31,142,767	25,258,538
For cash pursuant to private placements	4,206,180	5,673,615
For cash on exercise of share purchase warrants	318,250	457,125
For cash on exercise of stock options	525,300	212,181
Contributed surplus on exercise of stock options	-	37,800
Balance, December 31, 2005	36,192,497	31,639,259
For cash pursuant to private placements	735,153	1,793,298
For cash on exercise of share purchase warrants (including transfer from contributed surplus of $883,000)	5,568,605	11,965,959
For cash on exercise of stock options (including transfer from contributed surplus of $358,698)	1,128,000	1,257,306
Balance, December 31, 2006	43,624,255	46,655,822

The Company issued 325,000 units on July 21, 2006 on a private placement basis at a price of $2.80 per unit, after incurring issue costs of $38,570. Each unit consists of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $3.00 per share until July 21, 2008. The fair value of the warrants issued as part of the private placement of $86,125 was allocated to share capital and contributed surplus (Note 8). Also, 2,572 flow-through common shares were issued to an agent in consideration of their services.

The Company issued 175,500 units on November 15, 2006 on a private placement basis at a price of $2.75 per unit, after incurring issue costs of $25,084. Each unit consists of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $2.85 per share until November 15, 2007. The fair value of the warrants issued as part of the private placement of $45,309 was allocated to share capital and contributed surplus (Note 8). Also, 2,182 units were issued to an agent in consideration of their services.

The Company issued 225,000 units on December 20, 2006 on a private placement basis at a price of $2.90 per unit, after incurring issue costs of $40,761. Each unit consists of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $3.00 per share until December 20, 2007. The fair value of the warrants issued as part of the private placement of $43,681 was allocated to share capital and contributed surplus (Note 8). Also, 4,899 units were issued to an agent in consideration of their services.

36

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

7. Share capital (continued)

(a) (continued)

The Company issued 500,000 flow-through common shares on August 9, 2005 on a private placement basis at a price of $1.75 per share, after incurring issue costs of $33,610. Also, 6,180 shares were issued to agents in consideration of their services.

The Company issued 3,700,000 units on November 16, 2005 on a private placement basis at a price of $1.70 per unit, after incurring issue costs of $583,590. Each unit consists of one common share and one warrant entitling the holder to purchase one additional common share at a price of $2.10 per share until November 16, 2007. The warrants contain a provision whereby if, during the term of any unexercised warrant commencing four months after November 16, 2005, the common shares of the Company trade on any exchange for a period of 20 consecutive days at a price of $2.75 or greater the Company may, at its option and by notice in writing to each holder, require the holder of the warrant to exercise such warrant within twenty days of the notice, failing which the warrant will be deemed to have expired. The fair value of the warrants issued as part of the private placement of $710,000 was allocated to contributed surplus. Also, 370,000 warrants exercisable at $1.78 per share until November 16, 2007 were issued to agents in consideration of their services. The fair value of the warrants issued to the agents of $175,000 was allocated to share capital and contributed surplus (Note 8).

(b) Warrants

	Number of warrants	Expiry date	Exercise price range
			$
Outstanding, December 31, 2003	3,324,543	March 13, 2004 to September 18, 2008	0.47 to 2.25
Granted	27,000	-	2.25
Exercised	(1,503,438)	-	0.47 to 1.60
Outstanding, December 31, 2004	1,848,105	August 7, 2005 to September 18, 2008	0.80 to 2.25
Granted	4,070,000	-	1.78 to 2.10
Exercised	(318,250)	-	0.80 to 2.25
Expired	(27,000)	-	2.25
Outstanding, December 31, 2005	5,572,855	June 30, 2006 to September 18, 2008	1.75 to 2.25
Granted	366,291	-	2.85 to 3.00
Exercised	(5,568,605)	-	1.75 to 2.25
Outstanding, December 31, 2006	370,541	November 15, 2007 to July 21, 2008	1.78 to 3.00

The fair value of the warrants issued July 21, 2006 was estimated at $86,125 (see Note 8) using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free interest rate of 4.15%; expected life of 1.75 years; dividend rate of 0%; and volatility of 45.3%.

The fair value of the warrants issued November 15, 2006 was estimated at $45,309 (see Note 8) using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free interest rate of 4.18%; expected life of 0.75 year; dividend rate of 0%; and volatility of 51.2%.

37

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

7. Share capital (continued)

(b) Warrants (continued)

The fair value of the warrants issued December 20, 2006 was estimated at $43,681 (see Note 8) using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free interest rate of 4.14%; expected life of 1 year; dividend rate of 0%; and volatility of 45.9%.

The fair value of the warrants issued during the year ended December 31, 2005 was estimated as $885,000 (see Note 8) using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free interest rate of 3.8%; expected life of 0.8 years; dividend rate of 0%; and volatility of 51%.

The Company extended the expiry date on 68,355 warrants issued during 2003 from December 30, 2005 to June 30, 2006.

At December 31, 2006 the following share purchase warrants were outstanding:

Number of warrants	Expiry date	Exercise price
		$
4,250	November 16, 2007	1.78
162,500	July 21, 2008	3.00
88,841	November 15, 2007	2.85
114,950	December 20, 2007	3.00
370,541		

(c) Options

In 2005, the Company amended its stock option plan to permit the issuance of options up to a maximum of 10% of the Company's issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the total permitted under the plan in any twelve month period. At December 31, 2006, the Company had reserved 299,634 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant. The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during 2006 vested on the date granted. The Company also has stock options outstanding relating to the period before the introduction of the stock option plan.

38

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

7. Share capital (continued)

(c) Options (continued)

The following table presents the outstanding options as of December 31, 2006, 2005 and 2004 and changes during the years ended on those dates:

		2006		2005		2004
Fixed options	**Shares**	**Weighted average exercise price**	Shares	Weighted average exercise price	Shares	Weighted average exercise price
		$		$		$
Outstanding at beginning of year	**3,921,483**	**1.03**	4,206,783	0.91	3,075,783	0.53
Granted	**2,005,000**	**1.70**	240,000	1.79	1,421,000	1.69
Exercised	**(1,128,000)**	**0.80**	(525,300)	0.40	(290,000)	0.44
Outstanding and exercisable at end of year	**4,798,483**	**1.36**	3,921,483	1.03	4,206,783	0.91

Options outstanding and exercisable		
Number of shares	Expiry date	Exercise price
		$
335,792	February 28, 2007	0.55
50,000	September 5, 2007	2.92
310,000	February 26, 2008	0.80
100,000	July 6, 2008	2.50
581,691	October 7, 2008	0.45
154,000	December 1, 2009	0.39
1,172,000	December 14, 2009	1.67
240,000	June 17, 2010	1.79
1,855,000	July 6, 2011	2.50
4,798,483		

Subsequent to December 31, 2006, the Company received $309,506 on the exercise of 441,792 stock options.

39

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

7. Share capital (continued)

(c) Options (continued)

The weighted average grant date fair value of 1,855,000 stock options granted on July 6, 2006 was $1.28. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.49%; expected life of 4 years; expected volatility of 54.5%; and expected dividends of $Nil.

The weighted average grant date fair value of 100,000 stock options granted on July 6, 2006 was $0.81. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.42%; expected life of 2 years; expected volatility of 44.3%; and expected dividends of $Nil.

The weighted average grant date fair value of 50,000 stock options granted on September 5, 2006 was $0.67. The fair value of these options was determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.2%; expected life of 1 year; expected volatility of 49.1%; and expected dividends of $Nil.

The weighted average grant date fair value of stock options granted in the year ended December 31, 2005 was $0.89. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 3.45%; expected life of 4 years; expected volatility of 61%; and expected dividends of $Nil.

The weighted average grant date fair value of stock options granted in the year ended December 31, 2004 was $0.87. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 3.30%; expected life of 4.5 years; expected volatility of 61%; and expected dividends of $Nil.

8. Contributed surplus

	2006	2005	2004
	$	$	$
Balance, beginning of year	**2,659,154**	1,598,354	374,525
Stock-based compensation on issue of options	**2,488,900**	213,600	1,234,783
Fair value of warrants granted during the year	**175,115**	885,000	-
Exercise of stock options	**(358,698)**	(37,800)	(10,954)
Exercise of warrants	**(883,000)**	-	-
Outstanding and exercisable, end of year	**4,081,471**	2,659,154	1,598,354

40

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

9. Related party transactions

Significant related party transactions and balances not disclosed elsewhere in these financial statements include:

A company controlled by the Chief Executive Officer of the Company was paid $122,000 for technical services and $40,515 for general and administrative services during 2006 (2005 - $129,840; 2004 - $110,400).

A company controlled by the Chief Operating Officer of the Company was paid $86,000 for geological services during 2006 (2005 - $84,000 for geological services and a vehicle owned by this company was purchased by Almaden for $22,000; 2004 - $66,542).

A company controlled by a director of the Company was paid $5,650 for geochemical consulting services during 2006 (2005 - $Nil; 2004 - $Nil).

An officer of the Company was paid $74,824 for professional services rendered during 2006 (2005 - $62,550; 2004 - $55,637).

Accounts payable at December 31, 2006 included $20,700 due to related companies (2005 - $46,200; 2004 - $18,400).

10. Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

		Years ended December 31,	
	2006	2005	2004
	$	$	$
Investing activities			
Acquisition of marketable securities in exchange for recoveries on mineral properties	**-**	937,367	275,550
Reversal of contributed surplus on exercise of options	**358,698**	37,800	10,954
Fair value of warrants upon completion of private placement	**117,115**	885,000	-
Proceeds on disposal of equipment applied to acquisition of other equipment	**-**	10,995	23,712

41

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

11. Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company's revenues arose primarily from interest income on corporate cash reserves, recovery of VAT in Mexico and investment income. The Company has long-lived assets in the following geographic locations:

	2006	2005
	$	$
Canada	**5,886,856**	4,595,842
Mexico	**1,764,927**	1,749,138
	7,651,783	6,344,980

The Company earns revenue in the following geographic locations as determined by the location of the assets or operations:

	2006	2005	2004
	$	$	$
Canada	**629,347**	182,903	81,053
Mexico	**207,584**	63,538	57,816
	836,931	246,441	138,869

12. Financial risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

13. Fair value

The Company's financial instruments include cash and cash equivalents, accounts receivable, marketable securities and accounts payable. The fair values of these financial instruments approximate their carrying values.

42

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

14. Income taxes

The Company's Canadian income tax rate is approximately 34.1% (2005 - 34.9%; 2004 - 35.6%) while the Mexico income tax rate is approximately 29%. The provision for income taxes differs from the amounts computed by applying the statutory rates to the loss before tax provision due to the following:

	2006	2005	2004
	$	$	$
Statutory rate	**34.1%**	34.9%	35.6%
Income taxes (expense) recovery at the Canadian statutory rate	**1,456,500**	487,300	1,212,600
Effect of lower tax rates in foreign jurisdiction	**(4,900)**	(32,000)	(200)
Non-deductible expenses	**(852,000)**	(74,000)	(440,000)
Tax gains (losses) not recognized in period benefit arose	**(599,600)**	(79,060)	(434,000)
	-	302,240	338,400

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2006	2005
	$	$
Operating and capital loss carryforwards	**2,463,000**	1,177,000
Canadian exploration expenditures and foreign exploration and development costs in excess of book value of resource properties	**1,685,000**	2,930,000
Share issue costs	**167,000**	-
Impairment of long-term investment	**-**	21,800
Capital cost allowance on property, plant and equipment	**48,000**	109,000
	4,363,000	4,237,800
Valuation loss provision	**(4,363,000)**	(4,237,800)
	-	-

At December 31, 2006, the Company had operating loss carryforwards available for tax purposes in Canada of $2,776,320 which expire between 2009 and 2026 and in Mexico of $5,488,000 which expire between 2007 and 2016.

43

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

15. Commitments and contingencies

(a) The Company was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the "Ministry"). The assessment relates to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997. While management intends to defend its position, the outcome of this issue is uncertain. Currently, the Company is appealing the Ministry's decision. The matter will proceed to British Columbia Supreme Court. The Company is waiting for the scheduling of the hearing. In order to reduce the exposure to interest charges, the Company paid and expensed $281,871; however, this amount will be refunded with interest if the Company is successful in defending its position.

In addition, should the Company be unsuccessful in defending its position, $379,653 will be payable in respect of gold sales in fiscal 2000 to 2002. The Company has provided for the liability arising from the assessment. Any recovery will be credited to operations when received.

(b) The Company has, in the normal course of business, entered into various long-term contracts which includes commitments for future operating payments for the rental of premises as follows:

	$
2007	48,815
2008	48,815
2009	59,130
2010	60,070
2011	5,000
	221,830

(c) The Company is committed to make the final acquisition payment of US$210,000 in 2007 for the Caballo Blanco property and US$50,000 for the Gallo de Oro and As de Oro claims over three years.

44

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

16. Differences between Canadian and United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in these financial statements are different in some respects from those in the United States ("US GAAP"). The following is a reconciliation:

Consolidated balance sheets

	2006	2005
	$	$
Total assets under Canadian GAAP	**28,719,562**	16,366,755
Write-off of deferred exploration costs (a)	**(4,381,885)**	(2,618,648)
Adjustment to marketable securities (b)	**380,455**	609,633
Total assets under US GAAP	**24,718,132**	14,357,740
Shareholders' equity under Canadian GAAP	**27,970,659**	15,800,554
Write-off of deferred exploration costs (a)	**(4,381,885)**	(2,618,648)
Adjustment to marketable securities (b)	**380,455**	609,633
Shareholders' equity under US GAAP	**23,969,229**	13,791,539

Consolidated statements of loss and deficit

	2006	2005	2004
	$	$ (Restated)	$ (Restated)
Net loss under Canadian GAAP	**(4,268,775)**	(1,095,215)	(3,065,803)
Write-off of current period deferred exploration costs (a)	**(2,817,878)**	(1,115,831)	(915,483)
Add back of deferred exploration costs written off in the current year (a)	**1,054,641**	569,679	201,339
Add back write-down of marketable securities (b)	**-**	91,590	-
Future income tax expense flow through shares (c)	**-**	(302,240)	(338,400)
Net loss under US GAAP	**(6,032,012)**	(1,852,017)	(4,118,347)
Net loss per share under US GAAP	**(0.14)**	(0.06)	(0.14)

45

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

16. Differences between Canadian and United States generally accepted accounting principles (continued)

Consolidated statements of cash flows

	2006	2005	2004
	$	$	$
Operating activities			
Operating activities under Canadian GAAP	**(743,843)**	(1,576,196)	(1,212,115)
Exploration (a)	**(2,903,195)**	(1,165,364)	(915,483)
Write-down of marketable securities (b)	**-**	(91,590)	-
Operating activities under US GAAP	**(3,647,038)**	(2,833,150)	(2,127,598)
Investing activities			
Investing activities under Canadian GAAP	**(2,370,231)**	(1,816,381)	(1,572,520)
Deferred exploration (a)	**2,903,195**	1,165,364	915,483
Investing activities under US GAAP	**532,964**	(651,017)	(657,037)

(a) Under Canadian GAAP exploration costs and costs of acquiring mineral rights are capitalized during the search for a commercially mineable body of ore. For US GAAP purposes, exploration expenditures can only be deferred subsequent to the establishment of proven and probable reserves. For US GAAP purposes, the Company therefore expensed its exploration expenditures.

(b) Under Canadian GAAP, marketable securities are recorded at cost. For US GAAP purposes, equity securities and long-term investments are classified as available-for-sale securities and accordingly, unrealized holding gains and losses on these securities are recorded in other comprehensive income SFAS No. 130, *Reporting Comprehensive Income*, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Details would be disclosed as follows:

	2006	2005	2004
	$	$ (Restated)	$ (Restated)
Net loss under US GAAP	**(6,032,012)**	(1,852,017)	(4,118,347)
Other comprehensive income (loss)			
Adjustment to unrealized gains (losses) on available-for-sale securities	**(229,178)**	(22,350)	(223,350)
Comprehensive loss under US GAAP	**(6,261,190)**	(1,874,367)	(4,341,697)

46

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

16. Differences between Canadian and United States generally accepted accounting principles (continued)

(c) Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares using the method in accordance with Canadian GAAP. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the flow through expenditures to the investors, the Company records a future income tax liability that is recorded directly to shareholders' equity.

During the completion of the consolidated financial statements for 2006, the Company became aware of a difference between Canadian and US GAAP with respect to the accounting for flow through shares. For US GAAP purposes, the premium paid for flow through shares in excess of the market value at the time of issue is credited to other liabilities and included in income as the qualifying expenditures are made. There was no premium on the flow-through shares issued for all periods presented. The recognition of the future income tax liability upon renunciation of the flow through expenditures is recorded as income tax expense. There is no impact on the Company's financial position or cash flows for any period presented. The Company has restated the 2005 and 2004 net loss and net loss per share under US GAAP as follows:

	2005			2004		
	Originally reported	Restatement	As restated	Originally reported	Restatement	As restatec
	$	$	$	$	$	$
Net loss under US GAAP	(1,549,777)	(302,240)	(1,852,017)	(5,779,947)	(338,400)	(4,118,347
Net loss per share under US GAAP	(0.05)	(0.01)	(0.06)	(0.13)	(0.01)	(0.14

(d) *Recent accounting pronouncements*

In June 2006, FASB issued *Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109*, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company's tax returns. FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. Management is required to adopt this statement effective January 1, 2007 and is currently assessing the impact on the Company's financial statements.

In September 2006, FASB issued SFAS 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. This standard is effective for fiscal years beginning after November 15, 2007. Management is currently assessing the impact on the Company's financial statements.

Accounting for certain hybrid instruments - On February 16, 2006, FASB issued FASB Statement No. 155, *Accounting for Certain Hybrid Instruments - an amendment of FASB Statement No. 133 and 140* ("FAS 155"), which allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in fair value recognized in earnings. The fair value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*.

47

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

16. Differences between Canadian and United States generally accepted accounting principles (continued)

(e) Recent accounting pronouncements (continued)

Guidance for quantifying financial statement misstatements - On September 13, 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SEC staff issued SAB 108 to address what they identified as diversity in practice whereby entities were using either an income statement approach or a balance sheet approach, but not both, when evaluating whether an error is material to an entity's financial statements. SAB 108 requires that in quantifying and analyzing misstatements, both the income statement approach and the balance sheet approach should be used to evaluate the materiality of financial statement misstatements. There was no impact to the Company on adoption of SAB 108.

48

Almaden Minerals Ltd.

Schedule 1

(An exploration stage company)

Consolidated schedules of general and administrative expenses

(Expressed in Canadian dollars)

	Cumulative amount since incorporation September 25, 1980 to December 31, 2006	Years ended December 31, 2006	2005	2004
	$	**$**	$	$
Professional fees	2,364,001	**257,240**	197,369	182,995
Depreciation	789,485	**231,413**	149,477	60,326
Office and licenses	1,562,922	**191,607**	179,393	138,181
Travel and promotion	843,357	**169,649**	126,030	176,476
Rent	755,053	**140,298**	106,754	103,178
Stock exchange fees	336,674	**68,437**	69,712	24,441
Insurance	106,240	**65,884**	8,484	6,446
Regulatory compliance	49,849	**49,849**	-	-
Transfer agent fees	199,353	**21,118**	21,821	13,783
Bad debts	130,551	**-**	-	-
B.C. mineral taxes	36,897	**-**	-	-
Employee benefits	10,512	**-**	-	-
Management services	16,775	**-**	-	-
Write-off of incorporation costs	3,298	**-**	-	-
	7,204,967	**1,195,495**	859,040	705,826

See accompanying notes to the consolidated nancial statements.

Almaden Minerals Ltd.

Schedule 2

(An exploration stage company)

Consolidated schedule of share capital since inception

(Expressed in Canadian dollars)

	Number	Price $	Amount $
For cash upon incorporation	1	1.00	1
For cash from principal (founder's shares)	750,000	0.01	7,500
For cash	1,010,528	0.15	151,579
For cash	292,500	0.25	73,925
For cash from related company of principal	180,000	0.25	45,000
Balance December 31, 1985	2,233,029		278,005
For cash pursuant to public offering, net of issue expenses	700,000	0.56	392,568
For mineral property	40,000	0.70	28,000
Balance December 31, 1986	2,973,029		698,573
For cash pursuant to private placement, net of issue expense	200,000	0.83	165,750
For cash pursuant to private placement	300,000	1.00	300,000
For cash pursuant to private placement, net of issue expense	150,000	1.34	201,432
Balance December 31, 1987	3,623,029		1,365,755
For cash pursuant to private placement	171,000	1.75	299,250
For cash pursuant to private placement, net of issue expenses	297,803	0.90	267,734
For cash	40,000	1.10	44,000
For mineral property	40,000	1.00	40,000
Balance December 31, 1988	4,171,832		2,016,739
For cash pursuant to private placement, net of issue expenses	112,055	1.10	123,260
Balance December 31, 1989	4,283,887		2,139,999
For cash pursuant to private placement	177,778	0.45	80,000
For cash on exercise of stock options	49,500	0.68	33,660
For 100,000 common shares of Pacific Sentinel Gold Corp.	300,000	0.73	219,000
For cash on exercise of stock options	26,000	0.75	19,500
For cash on exercise of stock options	10,000	0.72	7,200
Balance December 31, 1990	4,847,165		2,499,359
For cash on exercise of stock options	40,000	0.72	28,800
Balance December 31, 1991	4,887,165		2,528,159
For mineral property	28,000	0.71	20,000
For cash on exercise of stock options	50,000	0.68	12,500
For cash on exercise of stock options	10,000	0.73	7,500
For cash on exercise of stock options	10,000	0.28	2,800
For cash pursuant to private placement	137,000	0.50	68,500
Balance December 31, 1992	5,122,165		2,639,459
For cash on exercise of stock options	290,000	0.28	81,200
For cash on exercise of stock options	50,000	0.33	16,500
For mineral property	24,827	1.45	36,000
For cash pursuant to private placement	85,000	2.34	198,900
For cash pursuant to private placement, net of issue expense	235,046	2.13	500,930
For cash on exercise of stock options	64,000	1.08	69,120
For finders' fee	8,857	0.70	6,200
For mineral property	10,000	0.50	5,000
For finders' fee	5,000	3.30	16,500
Balance December 31, 1993 (carried forward)	5,894,895		3,569,809

See accompanying notes to the consolidated nancial statements.

Almaden Minerals Ltd.

Schedule 2

(An exploration stage company)

Consolidated schedule of share capital since inception

(Expressed in Canadian dollars)

	Number	Price $	Amount $
Balance December 31, 1993 (brought forward)	5,894,895		3,569,809
For cash on exercise of stock options	110,000	1.08	118,800
For cash pursuant to private placement, net of issue expense	200,000	1.18	236,800
For finders' fee	10,642	0.70	7,449
For finders' fee	12,307	1.56	19,200
Balance December 31, 1994	6,227,844		3,952,058
For cash pursuant to private placement, net of issue expense	200,000	1.50	285,000
For cash pursuant to private placement, net of issue expense	75,000	1.30	94,575
For cash on exercise of stock options	120,000	1.28	153,600
For cash on exercise of stock options	250,000	1.13	282,100
For cash on exercise of share purchase warrants	100,000	1.28	128,000
For finders' fee	6,428	0.70	4,500
For mineral property	39,308	1.59	62,500
For mineral property	37,037	1.35	50,000
Balance December 31, 1995	7,055,617		5,012,533
For cash on exercise of stock options	672,000	1.08-1.49	899,100
For cash on exercise of share purchase warrants	275,000	1.40-1.50	405,000
For cash pursuant to private placement, net of issue expense	120,000	2.00	240,000
For cash pursuant to private placement, net of issue expense	620,000	3.25	1,894,100
For cash on exercise of stock options	720,000	1.43-1.86	1,221,050
For mineral property	10,000	3.20	32,000
Balance December 31, 1996	9,472,617		9,703,783
For cash on exercise of stock options	60,000	1.66-2.63	109,300
For cash on exercise of share purchase warrants	50,000	2.00	100,000
For cash pursuant to private placements, net of issue expenses	388,000	1.87	725,560
For mineral property	50,000	2.90	145,000
For cash pursuant to private placement, net of issue expenses	296,000	3.14-3.53	1,013,371
Balance December 31, 1997	10,316,617		11,797,014
For cash on exercise of share purchase warrants	359,000	1.05	376,950
For mineral property	50,000	2.90	145,000
Balance, December 31, 1998	10,725,617		12,318,964
For cash pursuant to private placement	1,370,000	0.23	308,250
For mineral property	50,000	2.90	145,000
Balance, December 31, 1999	12,145,617		12,772,214
For cash on exercise of stock options	100,000	0.35	35,000
For cash pursuant to private placement	1,000,000	0.345	345,000
For cash on exercise of share purchase warrants	10,000	0.225	2,250
For mineral properties	25,000	2.90	72,500
Balance, December 31, 2000	13,280,617		13,226,964
For mineral properties	25,000	2.90	72,500
Issuance to acquire Fairfield Minerals Ltd.	6,877,681	0.25	1,711,312
Adjustment to issued shares on amalgamation	(3,060,292)	-	-
Balance, December 31, 2001 (carried forward)	17,123,006		15,010,776

See accompanying notes to the consolidated nancial statements.

Almaden Minerals Ltd.

Schedule 2

(An exploration stage company)

Consolidated schedule of share capital since inception

(Expressed in Canadian dollars)

	Number	Price	Amount
		$	$
Balance December 31, 2001 (brought forward)	17,123,006		15,010,776
For cash pursuant to private placements	4,150,000	0.43-0.55	1,897,943
For cash on exercise of share purchase warrants	134,750	0.38	51,312
For purchase of mill	122,077	0.65	79,350
For mineral properties	388,889	0.90	350,000
Balance, December 31, 2002	21,918,722		17,389,381
For cash pursuant to private placements	2,773,800	0.70-2.15	2,362,704
For cash on exercise of share purchase warrants	2,771,807	0.42-0.95	1,648,664
For cash on exercise of stock options	162,750	0.30-0.55	75,973
Balance, December 31, 2003	27,627,079		21,476,722
For cash pursuant to private placements	1,722,250	1.32-2.25	2,553,913
For cash on exercise of share purchase warrants	1,503,438	0.47-1.60	1,088,919
For cash on exercise of stock options	290,000	0.30-1.37	138,984
Balance, December 31, 2004	31,142,767		25,258,538
For cash pursuant to private placements	4,206,180	1.70-1.75	5,673,615
For cash on exercise of share purchase warrants	318,250	0.80-2.25	457,125
For cash on exercise of stock options	525,300	0.27-1.37	249,981
Balance, December 31, 2005	36,192,497		31,639,259
For cash pursuant to private placements	735,153	2.75-2.90	1,793,298
For cash on exercise of share purchase warrants	5,568,605	1.75-2.25	11,965,959
For cash on exercise of stock options	1,128,000	0.27-2.35	1,257,306
Balance, December 31, 2006	43,624,255		46,655,822

See accompanying notes to the consolidated nancial statements.